Mail Stop 3561

October 7, 2009

Mr. Christopher Reed, Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re:** **Reed's, Inc.**
> **Registration Statement on Form S-3/A**
> **File No. 333-156908**
> **Filed September 15, 2009**

Dear Mr. Reed:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1 – Legality Opinion

1. We note your statement in the legality opinion by Qashu & Schoenthaler LLP that "we are not members of the bar of the State of Delaware, nor do we purport to be experts in the laws of the State of Delaware." It is inappropriate for counsel to qualify the legality opinion by indicating or implying that it is not qualified to opine on the law of the relevant jurisdiction. Revise to delete the noted statements.

2. We also note your statement that "the opinions expressed herein are based upon and limited to the General Corporation Law of the State of Delaware, as amended." Please revise to indicate that you are opining upon Delaware

corporate law including the statutory provisions and regulations and all applicable judicial and regulatory decisions interpreting those laws.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Ruba Qashu, Esq.
        Fax: (866) 313-3040